UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

58.com Inc.

(Name of Issuer)

Class A ordinary shares, par value $0.00001 per share**

American depositary shares, each representing two Class A ordinary shares

(Title of Class of Securities)

31680Q104***

(CUSIP Number)

Jinbo Yao

c/o Building 105

10 Jiuxianqiao North Road Jia

Chaoyang District, Beijing 100015

People’s Republic of China

+86 10 5956-5858

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** Not for trading, but only in connection with the registration of American Depositary Shares, each representing two Class A ordinary shares, par value $0.00001 per share.

*** This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares, par value $0.00001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 31680Q104

1.		Names of Reporting Persons. Jinbo Yao
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 30,421,556 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,595,718 (see Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 30,598,634* (see Item 5)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 10.2%** (see Item 5)
14.		Type of Reporting Person (See Instructions) IN

*	Consists of: (i) 28,587,204 Class B ordinary shares and 831,436 Class A ordinary shares represented by 415,718 ADSs (as defined below), held by Nihao China Corporation; (ii) an aggregate of 1,002,916 Class B ordinary shares beneficially owned by certain executive officers and employees of the Company (as defined below) who acquired the ownership of these shares pursuant to the Company’s employee stock option plan and who authorize Mr. Jinbo Yao to vote these shares on their behalf under power of attorney; and (iii) 177,078 Class A ordinary shares issuable to Mr. Jinbo Yao upon conversion of restricted share units within 60 days after the date hereof. See Item 5.
**	Percentage calculated based on 300,041,465 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 299,864,387 ordinary shares outstanding as of June 15, 2020, as set forth in the Merger Agreement (as defined below); and (ii) 177,078 Class A ordinary shares issuable to Mr. Jinbo Yao upon conversion of restricted share units within 60 days after the date hereof, and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 42.0% of the aggregate voting power of the Company. See Item 5.

2

CUSIP No. 31680Q104

1.		Names of Reporting Persons. Internet Opportunity Fund LP
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 30,421,556 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,595,718 (see Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 30,598,634* (see Item 5)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 10.2%** (see Item 5)
14.		Type of Reporting Person (See Instructions) PN

*	Consists of: (i) 28,587,204 Class B ordinary shares and 831,436 Class A ordinary shares represented by 415,718 ADSs (as defined below), held by Nihao China Corporation; (ii) an aggregate of 1,002,916 Class B ordinary shares beneficially owned by certain executive officers and employees of the Company (as defined below) who acquired the ownership of these shares pursuant to the Company’s employee stock option plan and who authorize Mr. Jinbo Yao to vote these shares on their behalf under power of attorney; and (iii) 177,078 Class A ordinary shares issuable to Mr. Jinbo Yao upon conversion of restricted share units within 60 days after the date hereof. See Item 5.
**	Percentage calculated based on 300,041,465 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 299,864,387 ordinary shares outstanding as of June 15, 2020, as set forth in the Merger Agreement (as defined below); and (ii) 177,078 Class A ordinary shares issuable to Mr. Jinbo Yao upon conversion of restricted share units within 60 days after the date hereof, and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 42.0% of the aggregate voting power of the Company. See Item 5.
3

CUSIP No. 31680Q104

1.		Names of Reporting Persons. Internet Opportunity Company
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 30,421,556 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,595,718 (see Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 30,598,634* (see Item 5)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 10.2%** (see Item 5)
14.		Type of Reporting Person (See Instructions) CO

*	Consists of: (i) 28,587,204 Class B ordinary shares and 831,436 Class A ordinary shares represented by 415,718 ADSs (as defined below), held by Nihao China Corporation; (ii) an aggregate of 1,002,916 Class B ordinary shares beneficially owned by certain executive officers and employees of the Company (as defined below) who acquired the ownership of these shares pursuant to the Company’s employee stock option plan and who authorize Mr. Jinbo Yao to vote these shares on their behalf under power of attorney; and (iii) 177,078 Class A ordinary shares issuable to Mr. Jinbo Yao upon conversion of restricted share units within 60 days after the date hereof. See Item 5.
**	Percentage calculated based on 300,041,465 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 299,864,387 ordinary shares outstanding as of June 15, 2020, as set forth in the Merger Agreement (as defined below); and (ii) 177,078 Class A ordinary shares issuable to Mr. Jinbo Yao upon conversion of restricted share units within 60 days after the date hereof, and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 42.0% of the aggregate voting power of the Company. See Item 5.

4

CUSIP No. 31680Q104

1.		Names of Reporting Persons. The Xinyi Trust
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,418,640 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,418,640 (see Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 29,418,640* (see Item 5)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 9.8%** (see Item 5)
14.		Type of Reporting Person (See Instructions) OO

*	Consists of 28,587,204 Class B ordinary shares and 831,436 Class A ordinary shares represented by 415,718 ADSs (as defined below), held by Nihao China Corporation. See Item 5.
**	Percentage calculated based on 300,041,465 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 299,864,387 ordinary shares outstanding as of June 15, 2020, as set forth in the Merger Agreement (as defined below); and (ii) 177,078 Class A ordinary shares issuable to Mr. Jinbo Yao upon conversion of restricted share units within 60 days after the date hereof, and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 40.6% of the aggregate voting power of the Company. See Item 5.

5

CUSIP No. 31680Q104

1.		Names of Reporting Persons. Xinyi Limited
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,418,640 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,418,640 (see Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 29,418,640* (see Item 5)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 9.8%** (see Item 5)
14.		Type of Reporting Person (See Instructions) CO

*	Consists of 28,587,204 Class B ordinary shares and 831,436 Class A ordinary shares represented by 415,718 ADSs (as defined below), held by Nihao China Corporation. See Item 5.
**	Percentage calculated based on 300,041,465 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 299,864,387 ordinary shares outstanding as of June 15, 2020, as set forth in the Merger Agreement (as defined below); and (ii) 177,078 Class A ordinary shares issuable to Mr. Jinbo Yao upon conversion of restricted share units within 60 days after the date hereof, and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 40.6% of the aggregate voting power of the Company. See Item 5.

6

CUSIP No. 31680Q104

1.		Names of Reporting Persons. Nihao China Corporation
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,418,640 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,418,640 (see Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 29,418,640* (see Item 5)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 9.8%** (see Item 5)
14.		Type of Reporting Person (See Instructions) CO

*	Consists of 28,587,204 Class B ordinary shares and 831,436 Class A ordinary shares represented by 415,718 ADSs (as defined below). See Item 5.
**	Percentage calculated based on 300,041,465 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 299,864,387 ordinary shares outstanding as of June 15, 2020, as set forth in the Merger Agreement (as defined below); and (ii) 177,078 Class A ordinary shares issuable to Mr. Jinbo Yao upon conversion of restricted share units within 60 days after the date hereof, and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 40.6% of the aggregate voting power of the Company. See Item 5.

7

This Amendment No. 1 (this “Amendment”) is filed to amend and supplement the Statement on Schedule 13D filed by the Reporting Persons named therein with the Securities and Exchange Commission (the “SEC”) on May 11, 2020 (the “Statement”), with respect to 58.com Inc. (the “Company”). Except as specifically amended and supplemented by this Amendment, the Statement remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Statement.

Item 2. Identity and Background.

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

This Statement is being jointly filed by Mr. Jinbo Yao (“Mr. Yao”), Internet Opportunity Fund LP (“Internet Opportunity Fund”), Internet Opportunity Company (“Internet Opportunity Company”), The Xinyi Trust (the “Xinyi Trust”), Xinyi Limited (“Xinyi Limited”) and Nihao China Corporation (“Nihao China” and, together with Mr. Yao, Internet Opportunity Company, Internet Opportunity Fund, the Xinyi Trust and Xinyi Limited, collectively the “Reporting Persons”).

Mr. Yao is the chairman and chief executive officer of the Company and is a citizen of the People’s Republic of China. His principal occupation is as a director and officer of the Company. The business address of Mr. Yao is c/o Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing 100015, People’s Republic of China.

Internet Opportunity Fund is an exempted limited partnership formed under the laws of the Cayman Islands and its general partner is Internet Opportunity Company. Internet Opportunity Company is an exempted company with limited liability incorporated under the laws of the Cayman Islands and is 100% owned by Mr. Yao. The principal business of Internet Opportunity Fund and Internet Opportunity Company is investment activities. The business address of Internet Opportunity Fund and Internet Opportunity Company is PO Box 309, Ugland House, Grand Cayman, KY 1-1104, Cayman Islands. Mr. Yao is the sole director of Internet Opportunity Company and, as of the date hereof, Internet Opportunity Company does not have any executive officers.

Nihao China is a company incorporated under the laws of the British Virgin Islands and is 100% beneficially owned by Xinyi Limited. Nihao China is an investment holding company. The business address of Nihao China is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands. Mr. Yao is the sole director of Nihao China and, as of the date hereof, Nihao China does not have any executive officers.

Xinyi Limited is a company incorporated under the laws of the Bahamas and is wholly owned by the Xinyi Trust. Xinyi Limited is an investment holding company. The business address of Xinyi Limited is The Bahamas Financial Centre, Shirley and Charlotte Streets, P.O. Box N-3023, Nassau, Bahamas. The name, business address, principal business and place of organization of the directors of Xinyi Limited, as of the date hereof are set forth on Schedule I, and as of the date hereof, Xinyi Limited does not have any executive officers.

The Xinyi Trust is a trust established in Singapore. The business address of the Xinyi Trust is 1 Raffles Link #05-02 Singapore 039393. Credit Suisse Trust Limited is the trustee of the Xinyi Trust, with Mr. Yao as settlor and Mr. Yao and his family members as beneficiaries.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any person named on Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby supplemented by adding the following:

The descriptions of the Merger Agreement (as defined below), the Support Agreement (as defined below), the IO Equity Commitment Letter (as defined below), the Interim Investors Agreement (as defined below), and the IO Limited Guarantee (as defined below) are incorporated by reference in this Item 3.

8

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby supplemented by adding the following:

On June 15, 2020, the Company publicly announced that it had entered into an agreement and plan of merger, dated June 15, 2020 (the “Merger Agreement”), among the Company, Quantum Bloom Group Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Quantum Bloom Company Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”).  Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent.  Under the terms of the Merger Agreement, each Ordinary Share and each ADS issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$28.00 per Ordinary Share or US$56.00 per ADS (less applicable cancellation fees, charges and expenses payable by ADS holders pursuant to the depositary agreement, dated as of October 31, 2013, by and among the Company, Citibank, N.A. and the holders from time to time of ADSs issued thereunder), in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) the Ordinary Shares (including Class A Ordinary Shares represented by ADSs) held by Mr. Yao (including Class A Ordinary Shares issuable upon conversion of vested restricted share units and unvested restricted share units that are expected to vest on or prior to December 31, 2020, in each case, held by Mr. Yao), Nihao China, Ohio River Investment Limited, THL E Limited, Huang River Investment Limited and General Atlantic Singapore 58 Pte. Ltd. (“GAS 58”) (unless, in its sole discretion, subject to the terms and conditions of the Support Agreement, as described in more detail below, GAS 58 elects that some or all of the Class A Ordinary Shares represented by ADSs held by it be cancelled in consideration for the right to receive US$56.00 per ADS), which will be cancelled, or contributed to Parent and cancelled, as applicable, without payment of any consideration therefor, (b) Ordinary Shares (including Class A Ordinary Shares represented by ADSs) owned by Parent, Merger Sub or the Company or any of its subsidiaries and any Ordinary Shares (including ADSs corresponding to such Ordinary Shares) held by the depositary for the ADSs and reserved for issuance and allocation pursuant to the Company’s stock option and share incentive plans, which will be cancelled without payment of any consideration therefor, and (c) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which will be cancelled at the effective time of the Merger and will entitle the former holders thereof to receive the fair value thereon determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.

Following the consummation of the Merger, the Company will become a wholly owned subsidiary of Parent.  In addition, if the Merger is consummated, the ADSs will be delisted from the New York Stock Exchange, the Company’s obligations to file periodic reports under the Exchange Act will be terminated, and the Company will be privately held by Polarite Gem Holdings Group Ltd., General Atlantic Singapore 58TP Pte. Ltd., Ocean Magic Site Limited, Mr. Yao, Nihao China and Internet Opportunity Fund (together with certain of their affiliates, the “Consortium”), Ohio River Investment Limited, THL E Limited, Huang River Investment Limited, and GAS 58, unless GAS 58 elects, pursuant to the terms of the Support Agreement by no later than July 15, 2020, that all of the Class A Ordinary Shares represented by ADSs held by it be cancelled in consideration for the right to receive US$56.00 per ADS in the Merger (as described in more detail below).

The Consortium anticipates that approximately US$8.69 billion is expected to be expended to complete the Merger.  This amount includes (a) the estimated funds required by Parent to (i) purchase the outstanding Ordinary Shares (including Class A Ordinary Shares represented by ADSs) not owned by members of the Consortium (unless GAS 58 elects that some or all of the Class A Ordinary Shares represented by ADSs held by it be cancelled in consideration for the right to receive US$56.00 per ADS in the Merger) at a purchase price of US$28.00 per Ordinary Share, or US$56.00 per ADS, and (ii) settle outstanding options and restricted share units in accordance with the terms of the Merger Agreement, and (b) the estimated transaction costs associated with the transactions contemplated by the Merger Agreement (the “Transactions”).

The Transactions will be funded through a combination of (i) the proceeds from a committed senior term loan facility and two committed offshore cash bridge facilities contemplated by a debt commitment letter dated June 5, 2020 (the “Debt Commitment Letter”) by and among Merger Sub and Shanghai Pudong Development Bank Co., Ltd. Shanghai Branch (the “Arranger and Underwriter”), (ii) cash contributions contemplated by the equity commitment letters, each dated as of June 15, 2020 (the “Equity Commitment Letters”), by and between Parent and each of General Atlantic Singapore Fund Pte. Ltd. (“GASF”), Polarite Gem Holdings Group Ltd., Ocean Link Partners II, L.P. and Internet Opportunity Fund, or their respective affiliates, (iii) cash in the Company and its subsidiaries and (iv) rollover equity from certain shareholders of the Company, which will be cancelled, or contributed to Parent and cancelled, as applicable, without payment of any consideration therefor. Under the terms and subject to the conditions of the Debt Commitment Letter, the Arranger and Underwriter has committed to arrange and underwrite a senior term loan facility of US$2,000,000,000 (or equivalent in RMB), a US$500,000,000 offshore cash bridge facility and a US$1,000,000,000 (or equivalent in RMB) offshore cash bridge facility to Merger Sub to consummate the Merger.

9

Under the terms and subject to the conditions of the Equity Commitment Letter by Internet Opportunity Fund (the “IO Equity Commitment Letter”), Internet Opportunity Fund will provide, or cause to be provided, equity financing to Parent in an amount of US$500,000,000 in connection with the Transactions.

Concurrently with the execution of the Merger Agreement, Mr. Yao, Nihao China and GAS 58 entered into a support agreement dated as of June 15, 2020 (the “Support Agreement”) with Parent, pursuant to which they have agreed with Parent, among other things, that they will vote all Ordinary Shares (including Class A Ordinary Shares represented by ADSs) owned directly or indirectly by them (or over which they hold a power of attorney to vote) in favor of the authorization and approval of the Merger Agreement and the Transactions, including the Merger (and against any alternative transaction). In addition, each of Mr. Yao and Nihao China agreed that the Ordinary Shares (including Class A Ordinary Shares represented by ADSs) held by he or it will, in connection with and at the effective time of the Merger, be cancelled for no consideration in exchange for newly issued shares in Parent, and to cause the release of any liens over such Ordinary Shares, including pursuant to security granted to UBS AG, London Branch, prior to the closing. GAS 58 agreed that, in connection with and at the effective time of the Merger, it will contribute the Class A Ordinary Shares represented by ADSs held by it to Parent in exchange for newly issued shares of Parent; provided, however, that it retained the right to elect, by no later than July 15, 2020, not to make such contribution in respect of some or all of the Class A Ordinary Shares represented by ADSs held by it and instead that some or all of the Class A Ordinary Shares represented by ADSs held by it be cancelled in consideration for the right to receive US$56.00 per ADS in the Merger.

Concurrently with the execution of the Merger Agreement, each member of the Consortium (or its applicable affiliate) entered into an interim investors agreement (the “Interim Investors Agreement”) with Parent and Merger Sub, pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among the members of the Consortium with respect to the Transactions.

Concurrently with the execution of the Merger Agreement, Internet Opportunity Fund executed and delivered a limited guarantee (the “IO Limited Guarantee”) in favor of the Company with respect to a portion of the payment obligations of Parent under the Merger Agreement for the termination fee that may become payable to the Company by Parent under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Debt Commitment Letter, the IO Equity Commitment Letter, the Support Agreement, the Interim Investors Agreement and the IO Limited Guarantee, copies of which are attached hereto as Exhibits 7.05, 7.06, 7.07, 7.08, 7.09 and 7.10, respectively, and which are incorporated herein by reference in their entirety.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

10

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)-(b) The following table sets forth the beneficial ownership of Ordinary Shares for each of the Reporting Persons as of the date hereof and assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

Reporting Person	Amount beneficially owned:	Percent of class (1):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Jinbo Yao (2)(4)	30,598,634	10.2%	0	30,421,556	0	29,595,718
Internet Opportunity Fund (2)(4)	30,598,634	10.2%	0	30,421,556	0	29,595,718
Internet Opportunity Company (2)(4)	30,598,634	10.2%	0	30,421,556	0	29,595,718
The Xinyi Trust (3)(4)	29,418,640	9.8%	0	29,418,640	0	29,418,640
Xinyi Limited (3)(4)	29,418,640	9.8%	0	29,418,640	0	29,418,640
Nihao China Corporation (3)	29,418,640	9.8%	0	29,418,640	0	29,418,640

(1) Percentage calculated based on 300,041,465 Ordinary Shares deemed to be outstanding with respect to the Reporting Persons, which consists of: (i) 299,864,387 Ordinary Shares outstanding as of June 15, 2020 (comprising 254,632,267 Class A Ordinary Shares and 45,232,120 Class B Ordinary Shares and excluding 1,089,926 Class A Ordinary Shares issued to the Company’s depositary and reserved for future exercise of vested options and restricted share units under the Company’s share incentive plans by the management and other employees of the Company), as set forth in the Merger Agreement; and (ii) 177,078 Class A Ordinary Shares issuable to Mr. Yao upon conversion of restricted share units within 60 days after the date hereof.

(2) The Ordinary Shares beneficially owned by this Reporting Person consist of: (i) 28,587,204 Class B Ordinary Shares and 831,436 Class A Ordinary Shares represented by 415,718 ADSs, held by Nihao China; (ii) an aggregate of 1,002,916 Class B Ordinary Shares beneficially owned by certain executive officers and employees of the Company who acquired the ownership of these shares pursuant to the Company’s employee stock option plan and who authorize Mr. Yao to vote these shares on their behalf under power of attorney; and (iii) 177,078 Class A Ordinary Shares issuable to Mr. Yao upon conversion of restricted share units within 60 days after the date hereof, which in the aggregate represents approximately 42.0% of the aggregate voting power of the Company.

(3) The Ordinary Shares beneficially owned by this Reporting Person consist of 28,587,204 Class B Ordinary Shares and 831,436 Class A Ordinary Shares represented by 415,718 ADSs, held by Nihao China, which in the aggregate represents approximately 40.6% of the aggregate voting power of the Company.

(4) Nihao China is 100% beneficially owned by Xinyi Limited, which in turn is wholly owned by the Xinyi Trust with Credit Suisse Trust Limited as the trustee, Mr. Yao as settlor and Mr. Yao and his family members as beneficiaries. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Yao, Internet Opportunity Fund, Internet Opportunity Company, the Xinyi Trust and Xinyi Limited may be deemed to beneficially own all of the Ordinary Shares (including Class A Ordinary Shares represented by ADSs) held by Nihao China.

As a result of entering into the Support Agreement and the Interim Investors Agreement, the Reporting Persons may be deemed to be members of a “group” with those other parties to the Support Agreement or the Interim Investors Agreement that own Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) or Class B Ordinary Shares pursuant to Section 13(d) of the Exchange Act. However, each Reporting Person expressly disclaims beneficial ownership of the Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and Class B Ordinary Shares beneficially owned (or deemed to be beneficially owned) by any other reporting person(s) or other parties to the Support Agreement or the Interim Investors Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) or any Class B Ordinary Shares that are beneficially owned (or deemed to be beneficially owned) by any other reporting person(s) or other parties to the Support Agreement or the Interim Investors Agreement. The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedules 13D filed by any other reporting person(s) or other parties to the Support Agreement or the Interim Investors Agreement.

Based on Amendment No. 2 to the Statement on Schedule 13D filed with the Securities and Exchange Commission by GASF and the other reporting persons named therein on May 4, 2020, GASF beneficially owns 7,150,000 ADSs representing 14,300,000 Class A Ordinary Shares, which represents approximately 5.6% of the Company’s issued and outstanding Class A Ordinary Shares based on 254,632,267 Class A Ordinary Shares issued and outstanding as of June 15, 2020, as set forth in the Merger Agreement, and voting power in the Company of approximately 2.0%.

Accordingly, in the aggregate, the Reporting Persons and those other parties to the Support Agreement and the Interim Investors Agreement that own Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) or Class B Ordinary Shares may be deemed to beneficially own 15,308,514 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 29,590,120 Class B Ordinary Shares, which, in accordance with Rule 13d-3(d)(1)(i), represents approximately 15.8% of the total number of Class A Ordinary Shares (assuming the conversion of the Class B Ordinary Shares owned by the Reporting Persons into Class A Ordinary Shares and the conversion of vested restricted share units held by Mr. Yao into Class A Ordinary Shares) stated to be outstanding in the Merger Agreement.

11

(c) Except as disclosed elsewhere in this Amendment or previously reported in the Statement, to the knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in the Class A Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of Issuer.

Item 6 of the Statement is hereby supplemented by adding the following:

Item 4 of this Amendment is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an amended and restated agreement with respect to the joint filing of the Statement and any amendment or amendments hereto, which is attached hereto as Exhibit 7.04 and incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Statement is hereby supplemented by adding the following:

Exhibit 7.04	Amended and Restated Joint Filing Agreement, dated June 17, 2020, among the Reporting Persons.

Exhibit 7.05	Merger Agreement, dated June 15, 2020.

Exhibit 7.06	Debt Commitment Letter, dated June 5, 2020.

Exhibit 7.07	IO Equity Commitment Letter, dated June 15, 2020.

Exhibit 7.08	Support Agreement, dated June 15, 2020.

Exhibit 7.09	Interim Investors Agreement, dated June 15, 2020.

Exhibit 7.10	IO Limited Guarantee, dated June 15, 2020.

12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2020

Jinbo Yao

/s/ Jinbo Yao

Internet Opportunity Fund LP

By:	Internet Opportunity Company, its general partner

By:	/s/ Jinbo Yao
	Name:	Jinbo Yao
	Title:	Director

Internet Opportunity Company

By:	/s/ Jinbo Yao
	Name:	Jinbo Yao
	Title:	Director

The Xinyi Trust

By:	/s/ Valerie WONG Siew Keng and Luna CHRISTIE
	Name:	Valerie WONG Siew Keng and Luna CHRISTIE
	Title:	Authorized Signatories
For and on behalf of Credit Suisse Trust Limited, as Trustee of The Xinyi Trust

Xinyi Limited

By:	/s/ Valerie WONG Siew Keng and Luna CHRISTIE
	Name:	Valerie WONG Siew Keng and Luna CHRISTIE
	Title:	Authorized Signatories
For and on behalf of Bukit Merah Limited and Tanah Merah Limited, as Corporate Directors of Xinyi Limited

Nihao China Corporation

By:	/s/ Jinbo Yao
	Name:	Jinbo Yao
	Title:	Director

13

SCHEDULE I

Directors of Certain Reporting Person(s)

Reporting Person	Director	Business Address	Principal Business	Place of Organization
Xinyi Limited	Bukit Merah Limited	The Bahamas Financial Centre, Shirley and Charlotte Streets, P.O. Box N-3023, Nassau, Bahamas	Service providers	Bahamas

	Tanah Merah Limited		Service providers	Bahamas

14